APPENDIX A
TO
THE CUSTODIAN AGREEMENT
BETWEEN
EXCHANGE TRADED CONCEPTS TRUST and
BROWN BROTHERS HARRIMAN & CO.
 Dated as of 2/13/2015

The following is a list of Funds/Portfolios for which the Custodian shall serve under a Custodian Agreement dated as of 9/28/2009 “the Agreement”:

Yield Shares High Income ETF
Forensic Accounting
Janus Equal Risk Weighted Large Cap ETF1
Robo-StoxTM Global Robotics and Automation Index ETF
EMQQ Emerging Markets Internet & Ecommerce ETF
 Hull Tactical US ETF

IN WITNESS WHEREOF, each of the parties hereto has caused this to be executed in its name and on behalf of each such Fund/Portfolio.

EXCHANGE TRADED CONCEPTS TRUST:

BY:	/s/ J. Garrett Stevens
NAME: J. Garrett Stevens
TITLE: CEO
DATE: March 5, 2015

1 Formerly VelocityShares Equal Risk Weighted Large Cap ETF